Exhibit 99.2 Form 6k -LVH November 29, 2006

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Interim (unaudited) Consolidated Financial Statements for the

Nine month period ended

September 30, 2006

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company” or “LVFH”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the nine month periods ended September 30, 2006 and 2005, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at November 29, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and built Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts and operates the Company’s Gaming Software to the general public.  Action is the owner and operator of the URLs www.tigergaming.com, www.actionpoker.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com,  www.pokerincanada.com, and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators.  For a list of all licensees, please visit www.lvfh.com.  Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its customer base.

The Company is presently not a party to any legal proceedings whatsoever.

As of September 30, 2006, the Company’s Canadian operations employed 41 people (2005: 34) consisting of staff and management.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitts Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”).  As of September 30, 2006, APG Cyprus employed 33 people (2005: 31); (3) APG Enterprises, an Armenian corporation (“APG Armenia”).  As of September 30, 2006, APG Armenia employed 9 people (2005: 11) and provides technical and administrative support to APG Cyprus; and (4) APG Enterprises Costa Rica S.A., a Costa Rican Corporation (“APG Costa Rica”).  As of September 30, 2006, APG Costa Rica employed 25 people (2005: Nil) and provides Software and technical support to APG Cyprus.  Upon the dissolution of one of the Company’s former subsidiaries, the

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Company acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company which was dormant and as a result was dissolved.

At the  Annual General Meeting of the Company’s shareholders which was held on June 30, 2006, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2005 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

For the nine month period ended September 30, 2006, the Company recorded revenue of $9,819,542 as compared to $8,088,943 for the same period in 2005, due to an increase in usage of the Company’s Gaming Software.  Interest income was $199,300 as compared to $70,657 during the same period in 2005, reflecting an increase in cash balances in the bank.  The loss before other items was $(1,486,449) as compared to a gain of $1,168,577 for the same period in 2005. Total expenses of the Company increased to $11,505,291 reflecting an increase in the level of the Company’s activities as compared to $6,991,023 for the same period in 2005.  Items which contributed to an increase in operating expenses during the nine month period ended September 30, 2006, were accounting and audit fees of $111,322 (2005: $41,517); advertising and promotion expenses of $4,900,491 (2005: $3,054,859), amortization expense of $694,136 (2005: $252,999); licensing fees of $71,431 (2005: $28,643); management fees of $270,000 (2005: $180,000); office expenses of $410,660 (2005: $256,255); rent of $478,085 (2005: $267,607) salaries and benefit expenses of $2,957,728 (2005: $1,326,355), foreign tax of $21,639 (2005: $Nil) telephone expenses of $71,693 (2005: $39,342); transaction fees of $716,788 (2005: $610,396); and travel, meals and entertainment expenses of $282,851 (2005: $241,513).  During this period, the Company recognized the amount of $97,271 as stock option compensation expense (2005: $252,478).

During the year ended December 31, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $51,500 to the following:- (1) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves; (2) St. Vartan’s Armenian Apostolic Church of British Columbia as to $6,500; (3) the Zajac Ranch for Children as to $5,000. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence; and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families.

During the nine month period ended September 30, 2006, the Company donated $1,000 to the “Make A Wish Foundation”, a children’s charitable foundation, with respect to efforts being made by the Sunbeam Canada/Team Alpine and their drive across Canada in order to raise money for the Make A Wish Foundation, $5,000 to the Zajac Ranch for Children and $5,000 to Canuck

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Place Hospice.  On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a montly rent of $16,000 plus G.S.T.

The weighted average loss per common share was $(0.016) as compared to a gain of $0.015 during the same period in 2005.  Total assets at September 30, 2006, were $13,369,046 (December 31, 2005:$12,819,608). The Company has equipment leases with present net minimum lease payments of $5,423 expiring in 2007 (December 31, 2005:$ 22,818).

During the nine month period ended September 30, 2006, the Company had a net loss of $(1,564,662); or $(0.016) per share (weighted average), as compared to a net gain of $1,265,959 or $0.015 per share (weighted average), in the same period of 2005.

During the nine month period ended September 30, 2006, the Company’s weighted average number of shares was 97,211,825 as compared to 83,273,344 for the same period in 2005.

For the nine month period ended September 30, 2006, the Company had a working capital of $7,147,022 as compared to a working capital of $8,630,874 in the same period of 2005 and as compared to $8,429,106 for the year ended December 31, 2005.

Third Quarter, (September 30, 2006)

During the three month [Third quarter] period ended September 30, 2006, the Company had a net loss of $(989,203) or $(0.011) per share as compared to a net gain of $515,857 or $0.006 per share in the same three month [Third quarter] period of 2005.  Total revenues decreased to $2,946,260 as compared to $3,389,665 for the corresponding period in 2005 mainly due to a decrease in revenue generated from the Company’s Gaming Software to $2,882,620 as compared to $3,328,733 for the corresponding period in 2005.  During Q3 2006, interest income increased to $63,640 as compared to $60,932 for the corresponding period in Q3 2005 due to an increase in interest rates for bank deposits in Q3 2006 as compared to Q3 2005. Operating costs have increased to $3,935,463 as compared to $2,873,808 for the same period in 2005 reflecting an increase in the Company’s activities.  Costs relating to accounting and audit; advertising and promotion; amortization; consulting and professional fees; licensing fees; office expenses; rent; salaries and benefits; foreign tax; telephone; and travel, meals and entertainment contributed to the increase in operating costs.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

•

General Risk Factors:  Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.  Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•

Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

•

Revenues and Dividends:  While The Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

•

Investments in Securities:  From time to time, the Company has acquired securities for investment purposes.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended September 30, 2006:

For the Quarterly Periods ended	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Total Revenues	$2,946,260	3,331,527	3,741,055	3,561,718
Income (loss) before other items	(989,203)	(853,501)	356,255	(9,291)
Earnings (loss) per common share before other items	(0.009)	(0.009)	0.004	(0.00)
Fully diluted earnings (loss) per common share before other items	**n/a	**n/a	0.003	**n/a
Net income (loss) for the period	(1,026,289)	(853,501)	315,128	(177,218)
Basic net earnings (loss) per share	(0.01)	(0.009)	0.003	(0.002)
Diluted net earnings (loss) per share	**n/a	**n/a	0.003	**n/a

For the Quarterly Periods ended	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Total Revenues	$3,389,665	2,684,624	2,085,311	1,073,518
Income (loss) before other items	515,857	288,391	364,329	(2,176,513)
Earnings (loss) per common share before other items	0.006	0.003	0.005	(0.03)
Fully diluted earnings (loss) per common share before other items	0.004	0.003	0.004	**n/a
Net income (loss) for the period	515,857	385,773	364,329	(3,461,006)
Basic net earnings (loss) per share	0.006	0.005	0.005	(0.05)
Diluted net earnings (loss) per share	0.004	0.004	0.004	**n/a

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the first quarter of 2006, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its total revenues, however during the second and third quarters of 2006 total revenues declined.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months.  The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

During the nine month period ended September 30, 2006, a total of 559,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $90,755.  During the nine month period ended September 30, 2006, a total of 304,000 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 315,000 employee stock options exercisable at prices between $0.17 and $0.27 per common share were granted during the period.

During the nine month period ended September 30, 2006, a total of 465,000 share purchase warrants were exercised for total proceeds to the Company of $99,000 which were comprised of 300,000 warrants at an exercise price of $0.25 per common share, 90,000 brokers’ warrants at an exercise price of $0.10 per common share and 75,000 warrants at an exercise price of $0.20 per common share.

The Company’s working capital at September 30, 2006, was $7,147,022  as compared to a working capital of $8,429,106 at December 31, 2005; Marketable securities at September 30, 2006, were $50,293 as compared to $379,236 at December 31, 2005; Accounts receivable at September 30, 2006, was $1,357,457 as compared to $1,801,274 at December 31, 2005; Prepaids and security deposits at September 30, 2006, were $71,636 as compared to $27,499 at December 31, 2005; Due from related parties at September 30, 2006, was $990 as compared to $4,740 at December 31, 2005.  At September 30, 2006, the Company had $7,287,333 in cash and term deposits as compared to 8,408,620 at December 31, 2005.

During the nine month period ended September 30, 2006 the Company’s total assets were $13,369,046 as compared to total assets of $12,819,608 at December 31, 2005.  The Company’s total liabilities were $1,620,687 as compared to $2,194,813 at December 31, 2005.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  The Company was the operator of the three card games Software and marketed the three card games.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games Software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games Software.  For the nine month period ended September 30, 2006, the Company has paid to Bronx

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

$219,160 which represents Bronx’s 40% share of revenues generated from the three card games Software (2005: $349,456).

The Company’s 60% share of revenues from the three card games software for the nine month period ended September 30, 2006 was $328,740 as compared to $524,184 for the corresponding period in 2005 and as compared to $727,206 for the year ended December 31, 2005.

For the nine month period ended September 30, 2006, Kalpakian Bros. of B.C. Ltd. was paid $270,000. (2005:$180,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007 of which a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000. In the future, Bronx may either increase or decrease its investment in the Company.

The Director’s loan of $4,740 was repaid to the Company on February 9, 2006.

As of September 30, 2006, an amount of $320 is due from a Director.

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.  Accordingly, stock option compensation of $97,271 was recognized as an expense for the nine month period ended September 30, 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s September 30, 2006 Interim (unaudited) Consolidated Statements of Operations and Deficit and the Company’s December 31, 2005 Annual (audited) Consolidated Statements of Operations and Deficit.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data as at November 29, 2006	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding	100,209,270	Nil	N/A	N/A
Stock Options	4,178,000	Nil	$0.12 to 0.46	Jan 17/07 to Sept 27/08
Warrants	*7,942,750	Nil	$0.25 to $1.00	Jan 7/07 to May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:
(a) common shares	842,771	Nil	$0.65	May 13/07
(b) share purchase Warrants	421,386	Nil	$1.00	May 13/07
Fully Diluted as at November 29, 2006	113,594,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Subsequent Events

Subsequent to the nine month period ended September 30, 2006, no employee stock options were granted or exercised.  In addition, a total of 400,000 employee stock options expired at exercise prices ranging between $0.12 and $0.46 per common share and a total of 4,845,000 Directors and Officers stock options expired at an exercise price of $0.16 per common share.

Subsequent to the nine month period ended September 30, 2006, no share purchase warrants were issued, or exercised, however 3,700,000 share purchase warrants exercisable at $0.20 per common share expired on October 31, 2006 and 850,000 share purchase warrants also exercisable at $0.20 per common share expired on November 8, 2006.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action, will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell Action, all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine month interim period ended September 30, 2006

AS (Norway), a public company listed in Norway for a selling price of US $2,600,000.  In respect to this arm’s length transaction, a finder’s fee of US $75,000 is payable to an arm’s length third party.  The Company has received the approval of the TSX Venture Exchange for this transaction, and on November 24, 2006, closing of this arm’s length transaction took place.  As a result of this sale, the Company will no longer have any online gaming interests in the North American Market.

The Company has proposed a normal course issuer bid of its securities and has received TSX Venture Exchange (“TSX-V”) approval to commence the Company’s normal course issuer bid.  Under the bid, which will be conducted pursuant to the rules of the TSX-V, the Company may purchase up to 8,913,000 of its common shares (the “Common Shares”) representing approximately 8.9% of the Company’s issued and outstanding common shares.  The price at which the Company will purchase its Commons Shares will be the market price thereof at the time of acquisition.  Purchases of Common Shares will be made in the open market through the facilities of the TSX-V.  Any Common Shares acquired by the Company will be cancelled.

Outlook 2006 - 2007

Due to the passing of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”) and the resulting sale by the Company of its Action Poker Network, the Company no longer has any gaming interests in the North American Market nor will it until the legislative landscape changes.

Going forward, the Company will exclusively focus its operations primarily in the Asian Market and althougth the Company intends to launch its own brand or site, it will initially concentrate on developing and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties.  While it is pre-mature to estimate what revenue the new AMSP will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

September 30, 2006 (and up to November 29, 2006)